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                                                           SEC FILE NUMBER
                                                               0-28008
                                                       -------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One): |X| Form 10-K   |_| Form 20-F   |_| Form 11-K   |_| Form 10-Q
             |_| Form N-SAR  |_| Form N-CSR

For Period Ended:       December 31, 2005
                  ---------------------------------
                  Transition Report on Form 10-K
                  Transition Report on Form 20-F
                  Transition Report on Form 11-K
                  Transition Report on Form 10-Q
                  Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                   -----------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I -- REGISTRANT INFORMATION

Uphonia, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

SmartServ Online, Inc.
--------------------------------------------------------------------------------
Former Name if Applicable

2250 Butler Pike, Suite 150
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Plymouth Meeting, PA 19462
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    |X|  |  (a)   The reasons described in reasonable detail in Part III of this
         |        form could not be eliminated without unreasonable effort or
         |        expense;
         |  (b)   The subject annual report, semi-annual report, transition
         |        report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
         |        N-CSR, or portion thereof, will be filed on or before the
         |        fifteenth calendar day following the prescribed due date; or
         |        the subject quarterly report or transition report on Form
         |        10-Q, or subject distribution report on Form 10-D, or portion
         |        thereof, will be filed on or before the fifth calendar day
         |        following the prescribed due date; and
         |  (c)   The accountant's statement or other exhibit required by Rule
         |        12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We are unable to file, without unreasonable effort and expense, our Form 10-KSB Annual Report for the year ended December 31, 2005 because we, including our small accounting staff, have devoted substantial time and effort to discussions with the SEC and analyzing and responding to comments issued by the SEC regarding our SB-2 Registration Statement originally filed on September 30, 2005. Primarily, those comments concern the appropriate accounting for options and warrants issued in connection with, and derivative instruments embedded in, our debt agreements and in our Series A preferred stock. In that regard, we have engaged a consultant experienced in the area of embedded derivatives and the consultant is assisting the Company in evaluating the appropriate accounting for embedded derivatives related to the Company's financings in 2003, 2004 and 2005.

It is now concluded that as the result of researching, analyzing and responding to these comments, that the options and warrants issued will have to be accounted for as derivative instrument liabilities rather than as equity (as we have historically treated them), and that the embedded conversion options related to the debt and Series A preferred stock, together with any other embedded derivative instruments, may need to be bifurcated from the debt and series A preferred stock hosts and accounted for separately as derivative instrument liabilities. In periods subsequent to each financing the change in fair value of these instruments will result in an adjustment of this liability with the corresponding gain or loss being recorded in the statement of operations. At the date of conversion of the instrument or the exercise of the warrants, the corresponding liability will be reclassified to equity.

The Company is examining matters at the calling card division of the Company (the "Division") relating to the handling of funds, recordkeeping, pricing and internal controls. The Company is also examining at the Division level that financial records appear to have been altered or missing.

The impact of the above issues has delayed the completion of our audit for 2005.

We anticipate that our Form 10-KSB Annual Report will be filed after the resolution of the issues described above, which may likely be after the fifteenth calendar day following the prescribed due date of our Form 10-KSB Annual Report.

                                 Persons who are to respond to the collection of
SEC 1344 (03-05)                 information contained in this form are not
                                 required to respond unless the form displays a currently valid OMB control number.

(Attach extra sheets if necessary)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Dean Schwartz, Esquire             (215)                        564-8078
----------------------     ----------------------       ------------------------
      (Name)                    (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See PART III above
--------------------------------------------------------------------------------

                             SmartServ Online, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   March  24, 2006                   By /s/ Robert Pons
     --------------------------             ------------------------------------
                                            Robert Pons, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).